WESTHOPE CAPITAL CORP.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED
2006 OCT 26 A 8:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 19, 2006

06017977

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-2254

Please find enclosed a copy of the unaudited Interim Financial Statements and Management Discussion and Analysis for the three months ended August 31st, 2006 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

WESTHOPE CAPITAL CORP.

Per: Shereen Dorey

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

/sd
Encl.

dw 10/31

WESTHOPE CAPITAL CORP. – MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months ended August 31, 2006

This management discussion and analysis ("MD&A") of results of operations and financial condition of Westhope Capital ("Westhope" or "the Company") describes the operating and financial results of the Company for the three months ended August 31, 2006 ("first quarter fiscal 2007."). The MD&A should be read in conjunction with Westhope's unaudited financial statements and related notes for the three months ended August 31, 2006 as well as with the audited statements and related notes of the fiscal years ended May 31, 2006 and 2005. The Company prepares and files its financial statements in accordance with Canadian generally accepted accounting principles.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the energy market and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

Date of MD&A

This MD&A was prepared on October 19, 2006.

Overall Performance

Westhope is involved in the exploration, drilling and sale of oil and natural gas in southwestern Ontario. The Company has working interests in the following portfolio of oil and gas properties:

	County	Working Interest	Royalty to landowner	Net cost to May 31, 2006*	Net cost to May 31, 2005*
Two oil wells, in production	Essex	15%	17.5%	$ 9,312	$10,898
Natural gas well, in production	Elgin	20%	17.5%	5,271	5,572
Dry hole	Huron	10%	15.5%	1,724	1,724
Oil well, in production	Lambton	15%	12.5%	2,920	3,475
Total				$19,227	$21,669

*For a detailed break-down of costs, refer to Note 4 of Westhope's audited financial statements and related notes for the year ended May 31, 2006.

Production

Westhope has four wells in production, which produced 72% of their estimated total gas reserves and 92% of their estimated oil reserves up to May 31, 2006.

Well	Estimated Original Reserves (cubic meters)	Produced To Date May 31, 2006 (cubic meters)	Percentage Produced To Date
Tundra #4 (gas)	1,678,000	1,212,812	72.2%
Gosfield S. 2-34-V (oil)	1,250	1,179	94.3%
Gosfield S. 4-24-V (oil)	405	368	90.1%
Clearbeach #6 (oil)	239	200	83.7%

These properties are viewed as mature production properties with minimal opportunities for increasing output through either enhanced productivity from existing wells or additional drilling. Westhope currently has no plans for further exploration activity on these properties.

Subsequent Events
As of the date of issue of this report, there were no notable events subsequent to the end of the year.

Going concern assumptions

These statements are prepared using Canadian generally accepted accounting principles that are applicable to a *going concern* which assumes the Company will be continue to operate throughout its next fiscal period subsequent to August 31, 2006. The use of these principles may be inappropriate since there is significant doubt about the Company's ability to continue as a going concern. Significant doubt exists because the Company has a history of losses. The future of the Company is currently dependent upon its ability to obtain sufficient cash fom external financing and related parties in order to pay its liabilities as they become due. If the going-concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classifications of assets and liabilities and the losses reported in these financial statements.

Results of Operations

Three Months Ended August 31, 2006
Westhope's revenue stream is dependant on sales from producing properties and a royalty interest from one additional property. Net revenue from producing properties increased to $19,133 in the three months ended August 31, 2006 compared with $18,118 in the previous quarter and with $14,272 in the same first quarter from the previous year, due to higher oil and gas prices. Expenses during the latest quarter, at $14,242, were significantly lower than expenses of $29,148 for the three months ended May 31, 2006 and with $24,198 for the year earlier quarter, with the decrease during the first quarter fiscal 2007 being related primarily to a one time expense recovery of ($5,704) as well as to nil shareholder relations expenses. Net loss for the first quarter fiscal 2007 was ($2,895) compared with a loss of ($10,598) for the fourth quarter of fiscal 2006 and with a loss of ($17,321) for the first quarter fiscal 2006, with the latest improvement being primarily related to increased oil and gas revenue as well as lower net expenses.

Summary of Quarterly Results

The following tables set out financial performance highlights for the previous eight quarters.

	First Quarter August 31, 2006	**Fourth Quarter** May 31, 2006	**Third Quarter** February 28, 2006	**Second Quarter** November 30, 2005
Revenue from oil and gas sales (net of operating costs)	$19,133	$18,118	$11,885	$33,323
Expenses	14,242	29,148	18,906	25,344
Net income (loss) (including interest income)	(2,895)	(10,598)	(7,645)	9,232
Net income (loss) per share	(0.00)	(0.00)	(0.00)	0.00
Cash flows from (used in) operating activities	(6,535)	13,864	(15,411)	7,334
(Bank indebtedness), cash and cash equivalents, end of period	13,681	20,665	6,899	112,388
Assets	135,584	148,317	138,198	154,909
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

	First Quarter August 31, 2005	**Fourth Quarter** May 31, 2005	**Third Quarter** Feb. 28, 2005	**Second Quarter** Nov 30, 2004
Revenue from oil and gas sales (net of operating costs)	$6,727	$35,203	$ 9,764	$ 11,578
Expenses	24,198	29,605	24,422	38,131
Net income (loss) (including interest income)	(17,321)	5,897	(14,648)	(26,330)
Net income (loss) per share	(0.00)	(0.01)	(0.00)	(0.00)
Cash flows from (used in) operating activities	7,890	(41,960)	(2,032)	(32,451)
(Bank indebtedness), cash and cash equivalents, end of period	105,054	(2,836)	127,036	129,068
Assets	146,904	168,707	167,261	169,309
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

Outlook

The global commodity market price of oil increased from approximately US$41 per barrel in 2002 to a price of more than (US68/ barrel in 2006). The price of natural gas rose from approximately US$4.10 per million cubic feet in 2002 to more than $7.50 in 2006.

Westhope's production is expected to decline by approximately 12.5% and 6.2% annually for the oil and gas properties respectively over the next few years. As a high proportion of operating costs are fixed, net revenues from the properties are anticipated to decline by approximately 11% annually.

Income taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the Company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that

it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

At August 31, 2006 the Company has non-capital loss carry-forwards of approximately $128,000. In addition, the Company has Canadian Oil and Gas Property Expenses of $143,500, Mining Exploration Depletion Base of $142,400, Canadian Exploration Expenses of $789,800, Canadian Development Expenses of $316,400 and Foreign Exploration and Development Expenses of $23,600. All of these can be applied against oil and gas sales in future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows:

2007	$ 4,000
2009	29,000
2010	3,000
2011	22,000
2015	48,000
2026	22,000
	$ 128,000

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2006. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

Liquidity and Capital Resources

Westhope recorded working capital of $97,975 as at August 31, 2006 ($108,236 at August 31, 2005) and cash & cash equivalents of $13,681 at August 31, 2006 ($105,504 at August 31, 2005). The Company invested $449 in marketable securities during the three-month period ended August 31, 2006. These investments are temporary in nature, and are invested until the Company can locate investments with higher rates of return. The market value of these investments at August 31, 2006 is $95,859.

Based on assumptions about remaining resource reserves, future production, revenues and costs, Westhope expects to have sufficient cash reserves to maintain production throughout the next three months from the date of this document. Thereafter, the Company may need new sources of capital to allow its participation in any new wells. Westhope currently does not have any credit facilities with financial institutions, nor sufficient information about the trading price and market capitalization of its shares. Whereas no new sources of capital have been identified, the Company management would consider a merger with another oil and gas producer.

Since no significant capital expenditures are planned, management believes that it can continue operations in the short term with the Company's current capital resources.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance-sheet arrangements.

Related party transactions not disclosed elsewhere

As at August 31, 2006, the Company has paid or accrued a total of $14,000 (2005 - $14,000) to a private company for managing and supervising the affairs of the Company. As at August 31, 2006, the amount of $4,240 (2005 - $nil) has been included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at their exchange amounts.

Proposed Transactions
There are no proposed transactions at this time.

Critical Accounting Estimates
Westhope did not rely on any critical accounting estimates in most recent fiscal quarter.

Changes in Accounting Policies
In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Company's fiscal and interim periods beginning October 1, 2006.

Financial and Other Instruments
The Company has not made use of any hedging or other financial instruments.

Risks and Uncertainties
Westhope's business of exploring, developing, acquiring and producing oil and gas involves a variety of operational, financial and regulatory risks that are typical in the energy industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Westhope common shares should be considered very or highly speculative.

Disclosure of Outstanding Share Data
Westhope common shares are traded on the Canadian Unlisted Board (CUB) over-the-counter system under the symbol WHCC; however, this market is not visible to shareholders due to recent Ontario Securities Commission regulations. On August 31, 2006 the Company had 5,844,258 common shares outstanding.

Disclosure Controls and Procedures
Management has ensured that there are disclosure controls and procedures, which provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis particularly information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the period ended August 31, 2006.

Additional Information
Additional information relating to Westhope is available on the Internet at the SEDAR website located at www.sedar.com.

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED
AUGUST 31, 2006

WESTHOPE CAPITAL CORP.

Responsibility for Financial Statements

The accompanying financial statements for Westhope Capital Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2006 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Westhope Capital Corp. have not performed a review of the unaudited financial statements for the three months ended August 31, 2006 and August 31, 2005.

Westhope Capital Corp.

Balance Sheets

(Prepared by Management)

(Unaudited)

	August 31, 2006	May 31, 2006
ASSETS		
Current assets		
Cash	$ 13,681	$ 20,665
Marketable securities (quoted market value - $95,859; May 31, 2006 - $98,623)	90,625	90,176
Exploration advances	11,358	9,877
Sundry receivables	1,304	8,372
	116,968	129,090
Oil and gas interests	18,616	19,227
	$ 135,584	$ 148,317
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 18,993	$ 28,831
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited number of preference shares, issuable in series		
Unlimited number of common shares		
Issued - 5,844,258 common shares	1,025,001	1,025,001
Deficit	(908,410)	(905,515)
	116,591	119,486
	$ 135,584	$ 148,317

Going concern (Note 1)

Westhope Capital Corp.

Statements of Operations and Deficit

(Prepared by Management)

(Unaudited)

	Three Months Ended August 31, 2006	Three Months Ended August 31, 2005
Revenue		
Oil and gas sales	$ 19,133	$ 14,272
Operating costs		
Other operating costs	7,775	6,137
Depletion	611	1,408
	8,386	7,545
Income from oil and gas operations	10,747	6,727
Administrative expenses		
Management fees	14,000	14,000
Accounting and corporate services	4,630	4,943
Office and general	1,316	3,207
Shareholder relations	-	2,048
Recovery of expenses	(5,704)	-
	14,242	24,198
Other income		
Interest income	600	150
Loss for the period	(2,895)	(17,321)
Deficit, beginning of period	(905,515)	(879,183)
Deficit, end of period	$ (908,410)	$ (896,504)
Basic and diluted loss per share (Note 3)	$ 0.00	$ 0.00
Weighted average number of common shares	5,844,258	5,844,258

Westhope Capital Corp.

Statements of Cash Flows

(Prepared by Management)

(Unaudited)

	Three Months Ended August 31, 2006	Three Months Ended August 31, 2005
Cash flows (used in) provided by operating activities		
Loss for the period	$ (2,895)	$ (17,321)
Adjustment for depletion	611	1,408
Changes in non-cash working capital:		
Exploration advances	(1,481)	18,230
Sundry receivables	7,068	7,219
Accounts payable and accrued liabilities	(9,838)	(1,646)
	(6,535)	7,890
Cash flows used in investing activity		
Purchase of marketable securities	(449)	-
Changes in cash	(6,984)	7,890
Cash, beginning of period	20,665	97,164
Cash, end of period	$ 13,681	$ 105,054

1. Accounting policies and going concern

Westhope Capital Corp. (the "Company") is involved in the exploration, drilling and sale of oil and natural gas in southwestern Ontario (Canada).

These statements are prepared using Canadian generally accepted accounting principles that are applicable to a going concern which assumes the Company will be able to continue to operate throughout the next twelve months subsequent to August 31, 2006. The use of these principles may be inappropriate since there is significant doubt about the Company's ability to continue as a going concern. Significant doubt exists because the Company has a history of losses. The future of the Company is currently dependent upon its ability to obtain sufficient cash from external financing and related parties in order to pay its liabilities as they become due.

If the going-concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classifications of assets and liabilities and the losses reported in these financial statements.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended August 31, 2006 may not necessarily be indicative of the results that may be expected for the year ending May 31, 2007.

The balance sheet at May 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended May 31, 2006. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended May 31, 2006.

New accounting pronouncement

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Company's fiscal and interim periods beginning October 1, 2006.

2. Income taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the Company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2006. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

3. Basic and diluted loss per share

Diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities, is the same as basic loss per share as the Company has no dilutive options or warrants and no convertible securities.

4. Management agreement

During the period, the Company has paid or accrued a total of $14,000 (2005 - $14,000) to a private company for managing and supervising the affairs of the Company. As at August 31, 2006, the amount of $4,240 (2005 - $nil) has been included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at their exchange amounts.

5. Segmented Information

The Company's operations comprise a single reporting operating segment engaged in the exploration and sale of oil and natural gas. As the operations comprise a single reporting segment amounts disclosed in the financial statements for oil and gas sales, interest income, loss for the period and depletion of oil and gas interests also represent segment amounts.

All of the Company's operations and oil and gas interests are situated in Canada.